Exhibit 99.5

DIGATRADE FINANCIAL CORP FILES Q3.2018 FINANCIAL STATEMENTS

For Immediate Release

Vancouver, British Columbia – November 20, 2018 – DIGATRADE FINANCIAL CORP (OTCQB: DIGAF) an OTC digital trade desk and financial technology “Fintech” company today announced it has filed the Q3.2018 financial statements and MDA for period ended September 30, 2018 on Sedar and Edgar.

CORPORATE CONTACT INFORMATION:

Digatrade Financial Corp
1500 West Georgia Street, Suite 1300
Vancouver, BC V6G-2Z6
Canada
Tel: +1(604) 200-0071
Fax: +1(604) 200-0071
info@digatrade.com